February 6, 2020

Christopher Weiler
Chief Executive Officer
KLDiscovery Inc.
8201 Greensboro Dr. Suite 300
McLean, VA 22102

       Re: KLDiscovery Inc.
           Registration Statement on Form S-1
           Filed February 4, 2020
           File No. 333-236253

Dear Mr. Weiler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 and Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Shagufa R. Hossain